INTEGRATED PAVING CONCEPTS INC.
102 – 17957 55th Avenue, Surrey, BC Canada V3S 6C4
Telephone: (604) 574-7510 • Fax: (604) 574-7520 • Internet: www.streetprint.com

LAURA WILLIAMS, ASSISTANT CONTROLLER
Direct Telephone Extension: 249 • Email: laura.williams@streetprint.com

03007429

February 6, 2003

SUPPL

03 FEB 20 AM 7:21

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Judiciary Plaza
Washington DC 20549
USA

Dear Sirs;

Re: **Integrated Paving Concepts Inc. (the "Company")**
Filing Under Rule 12g3-2(b) of Securities Exchange Act of 1934
Your File No.: 82-3956

We enclose, for filing, a copy of the Company's News Release dated February 6, 2003.

Yours very truly,

Laura Williams
Assistant Controller

llw
Enclosure

PROCESSED
MAR 19 2003
THOMSON
FINANCIAL

dw 3/18

INTEGRATED PAVING CONCEPTS INC.

NEWS RELEASE

IPC Announces Q4 and 2002 Summary Operating Results

Surrey, Canada, February 6, 2003 – Integrated Paving Concepts Inc. (Symbol - IPA) releases today, unaudited summary operating results for the 12 months ending December 31, 2002.

Summary Financial Information (Unaudited)

		Three Months Ended December 31,		Twelve Months Ended December 31,	
		2002	2001	2002	2001
Revenue	$	1,919,965	2,180,978	11,858,235	11,628,553
Earnings (loss) before depreciation and interest		(1,058,576)	(134,389)	871,819	622,378
Depreciation and amortization		81,902	(116,461)	283,962	239,834
Interest expense (income)		3,836	8,397	(12,564)	(31,620)
Earnings (loss) before income taxes		(1,144,314)	(26,325)	600,421	414,164
Income taxes		(457,708)	35,192	205,173	249,368
Net earnings (loss)	$	(686,606)	(61,517)	395,248	164,796
Earnings (loss) per share – basic and diluted	$	(0.10)	(0.01)	0.06	0.02

Overall revenues for the quarter decreased by 12% over the same period last year, represented by a 5% increase in coatings revenues and a 20% decrease in equipment and tooling revenues. For the three months ended December 31, the Company's loss before interest, depreciation and taxes increased by $924,000 to $1.1 million over the same 2001 period due to the company's increased investment in operating improvement and sales growth projects.

For the twelve months ended December 31, 2002, overall revenues were up 2%, represented by a 6% increase in coatings revenues and a 4% decrease in equipment and tooling revenues. Earnings before interest, depreciation and interest for the year increased by $249,000 over 2001. At December 31, 2002, the Company's balance sheet remains strong with a cash position of $2.8 million and working capital of over $4.1 million.

North American Division
Sales for the North American division for the three months ended December 31, 2002 were $1.0 million, $432,000 below the same period last year. For the year ended December 31, North American sales decreased by 1% from the prior year, which was the result of a combination of a 2% increase in coating sales and a 7% decrease in equipment and tooling sales.

International Division
International sales for the three months ended December 31 totaled $899,000, which is $413,000 greater than the same prior year period. The year-end international sales total of $2.9 million exceeded 2001 by 25%.

The shares of Integrated Paving Concepts Inc. trade under the symbol IPA on the Toronto Stock Exchange. Information regarding this news release, Integrated Paving Concepts Inc., or its products can be obtained by calling Dereck Hamada, Vice President Finance and Administration, Corporate Secretary at (604) 574-7510 ext.227 or email: dereck.hamada@streetprint.com.

Integrated Paving Concepts Inc.
Dereck Hamada, Vice President Finance and Administration, Corporate Secretary